UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 Announcement of STATS ChipPAC Ltd. dated September 12, 2008.

Other Events
On September 12, 2008, STATS ChipPAC Ltd. issued an announcement on the Singapore Exchange Securities Trading Limited (“SGX-ST”) announcing that it has obtained the approval of the Accounting & Corporate Regulatory Authority of Singapore for an extension until January 22, 2009 to make the lodgment of the Order of Court in respect of its proposed capital reduction and other prescribed documents if the conditions for the capital reduction are satisfied and the Company decides to proceed with such lodgment. A copy of the SGX-ST announcement dated September 12, 2008 is attached hereto as Exhibit 99.1.
Exhibit

99.1	Announcement of STATS ChipPAC Ltd. dated September 12, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 12, 2008

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Announcement of STATS ChipPAC Ltd. dated September 12, 2008.